FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of March 2003                       Commission file number 1-12260


                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)



                       Guillermo Gonzalez Camarena No.600
                         Col. Centro de Ciudad Santa Fe
                  Delegacion Alvaro Obregon Mexico, D.F. 01210
                          (Address of principal office)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         (Check One) Form 20-F  X               Form 40-F
                               ---                       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                (Check One) Yes                     No  X
                                ---                    ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___ .)


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[COCA COLA FEMSA, S.A. DE C.V. LOGO]                              [PANAMCO LOGO]

FOR IMMEDIATE RELEASE

                       MEXICAN ANTITRUST COMMISSION CLEARS
                     COCA-COLA FEMSA ACQUISITION OF PANAMCO

Mexico City, Mexico and Miami, Fl, March 28, 2003 - Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA") and Panamerican Beverages Inc. ("Panamco") announced today that the Comision Federal de Competencia, the Mexican Antitrust Commission, has approved without any restrictive conditions the acquisition by Coca-Cola FEMSA of Panamco. Additionally, the Brazilian Ministry of Justice issued a favorable legal opinion in support of the acquisition to the Brazilian Antitrust Commission, which will make its final decision on the acquisition within the next 60 days. Coca-Cola FEMSA and Panamco, however, may consummate the transaction before the Brazilian Antitrust Comission renders a final decision. As previously announced, on February 4, 2003 the Company received notice that the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act with respect to the proposed acquisition by Coca-Cola FEMSA of Panamco had been terminated early. As a result of the receipt of these approvals, all conditions precedent to the completion of the acquisition relating to the receipt of antitrust approvals of governmental agencies have been satisfied.

The closing of the proposed acquisition remains subject to the satisfaction or waiver of other conditions. These conditions are described in the preliminary proxy statements filed by Panamco with the U.S. Securities and Exchange Commission (the "SEC") on January 30, 2003 and March 18, 2003.


                                      # # #

About Coca-Cola FEMSA
Coca-Cola FEMSA produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in the Valley of Mexico, the Southeast Territories in Mexico and the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 283,650 retailers in Mexico and 76,400 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 3.4% of Coca-Cola global sales, 25.0% of all Coca-Cola sales in Mexico and approximately 36.5% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

About Panamco
Panamco is the largest soft drink bottler in Latin America and one of the three largest bottlers of Coca-Cola products in the world. The Company produces and distributes substantially all Coca-Cola soft drink products in its franchise territories in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories. Panamco is an anchor bottler of The Coca-Cola Company.


FORWARD-LOOKING STATEMENTS

This press release contains certain "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended. These forward-looking statements relate to Coca-Cola FEMSA, Panamco, their respective businesses, the proposed combined company and the transaction and are based on Coca-Cola FEMSA's and Panamco's managements current expectations. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside Coca-Cola FEMSA's and Panamco's control.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

Panamco filed with the SEC a preliminary proxy statement on January 30, 2003 and an amended preliminary proxy statement on March 18, 2003, regarding the proposed business combination transaction referred to in the foregoing information. In addition, Panamco will prepare and file with the SEC a definitive proxy statement and other documents regarding the proposed transaction. Investors and security holders are urged to read the definitive proxy statement, when it becomes available, because it will contain important information. The definitive proxy statement will be sent to shareholders of Panamco seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive proxy statement (when it is available) and other documents filed with the SEC by Panamco on the SEC's website at www.sec.gov. The definitive proxy statement (when it is available) and these other documents may also be obtained for free from Panamco by directing a request to Laura I. Maydon (lmaydon@panamcollc.com). Free copies of documents filed with the SEC by Coca-Cola FEMSA may be obtained at the SEC's website at www.sec.gov or by directing a request to Alfredo Fernandez (afernandeze@kof.com.mx).


CERTAIN INFORMATION CONCERNING PARTICIPANTS

A detailed list of names, affiliations and interests of participants in the solicitation of proxies of Panamco to approve the proposed business combination is included in the preliminary proxy statement.

CONTACTS


Coca-Cola FEMSA Investor Relations

Guillermo Gonzalez Camarena No. 600, Col. Centro de Ciudad Santa Fe 01210, Mexico D.F., Mexico

         Alfredo Fernandez / (52) 55 5081 51 20 / afernandeze@kof.com.mx

         Julieta Naranjo / (52) 55 5081 51 48 / jnaranjo@kof.com.mx



Panamco Investor Relations

701 Waterford Way, Suite 800, Miami, FL 33126

         Laura Maydon / 305 929 0867 / lmaydon@panamcollc.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COCA-COLA FEMSA, S.A. DE C.V.
                                        (Registrant)



Date:  March 28, 2003                   By: /s/ HECTOR TREVINO GUTIERREZ
                                            ----------------------------
                                            Name:  Hector Trevino Gutierrez
                                            Title:    Chief Financial Officer